Exhibit 12.1

LAS VEGAS SANDS CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,									Pro Forma Year Ended December 31, 2004		Three Months Ended March 31,			Pro Forma Three Months Ended March 31, 2005
	2000		2001		2002(1)	2003		2004				2004		2005
Earnings:
Income (loss) before income taxes	$16,862		$7,874		$(11,844)	$66,634		$481,447		$131,725		$49,916		$(27,187)	$115,348
Add: Loss on Guggenheim Investment	—		2,000		—	—		—		—		—		—	—
Add, fixed charges	134,322		123,698		129,606	131,418		146,688		71,220		34,912		32,109	21,697
Add, amortization of capitalized interest	1,900		1,900		1,900	2,015		2,300		2,300		575		635	635
Subtract, interest capitalized	(100)		(2,000)		(2,600)	(5,600)		(4,600)		(2,217)		(1,200)		(4,100)	(4,100)

	$152,984		$133,472		$117,062	$194,467		$625,835		$203,028		$84,203		$1,457	$133,580

Fixed Charges:
Interest expense (including amortization of debt discount and issuance costs), net of capitalized interest expense	$131,313		$119,007		$124,459	$122,442		$138,077		$64,992		$32,827		$27,083	$16,671
Capitalized interest expense	100		2,000		2,600	5,600		4,600		2,217		1,200		4,100	4,100
1/3 of Lease Expense(2)	2,909		2,691		2,547	3,376		4,011		4,011		885		926	926

	$134,322		$123,698		$129,606	$131,418		$146,688		$71,220		$34,912		$32,109	$21,697

Ratio of earnings to fixed charges	1.1	x	1.1	x	—	1.5	x	4.3	x	2.9	x	2.4	x	—	6.2	x

(1)	For the year ended December 31, 2002 and for the three months ended March 31, 2005, earnings were insufficient to cover fixed charges by $12,544 and $30,652, respectively. Accordingly, such ratios have not been presented.
(2)	The interest factor represents one-third of lease expense, which management believes is representative of the interest component of lease expense.